Exhibit 1.8

For Immediate Release ▶ ▶ ▶ Oct. 19, 2004	For More Information ▶ ▶ ▶ Lauren Ceradini Articulate Communications Inc. 212.255.0080, ext. 18 lceradini@articulatepr.com

Jennmar Corporation Streamlines Operations, Increases Productivity Levels
with Ross Systems

Specialty Manufacturer of Bolts and Steel Support Systems for the Coal Mining Industry Implements
iRenaissance Enterprise Software Solutions Throughout U.S. Plants

ATLANTA — Oct. 19, 2004 — Using Ross Systems, Inc. (“Ross”), a global provider of enterprise software solutions for manufacturers and a software unit of chinadotcom corporation (NASDAQ: CHINA), Jennmar Corporation has increased visibility among its six plants and national headquarters. As the provider of the most technically advanced steel support systems in the United States, Jennmar has streamlined manufacturing processes, optimized business operations, improved customer service and established a foundation to support company growth with Ross’ iRenaissance enterprise resource planning (ERP) system.

The Jennmar line of specialty bolts and steel support systems used in coal mines has gained much acclaim among mine operators due to the company’s superior design and reputation. However, as a result of its rapid growth, the company’s legacy technology system lacked the resources to adequately support expansion and order fulfillment. Recognizing the need for increased visibility across all plants, Jennmar implemented Ross’ iRenaissance solution. The implementation, including modules for process management, inventory control, purchasing, sales and full financials, resulted in enterprise-wide visibility for the company’s entire product and business portfolio.

With iRenaissance, Jennmar employees now access inventory across all fully integrated plants and corporate offices throughout the United States. Prior to implementation, several hours were spent to manually coordinate inventory requests from plant to plant, the company can now verify inventory in real-time, thus eliminating order fulfillment delays to customers.

“Prior to Ross, integration was not part of the Jennmar culture — we were unable to share data between departments and plants,” said Ted Benham, Jennmar’s vice president of information technology. “With iRenaissance, we no longer have to delay order fulfillment while searching every plant, via phone calls, for the desired product. Instead, we simply check inventory in the system for immediate knowledge of product located in any one of our various plants.”

The implementation of iRenaissance has helped Jennmar make improvements in several key areas. The automation of invoicing in iRenaissance has reduced customer complaints on billing by 90 percent. Additionally, Ross’ financial applications have dramatically reduced allocated resources required for daily invoicing at Jennmar from an equivalent of two full-time employees per day, to only one employee needing just five hours per day. Finally, the monthly closing of books has also been reduced from six days to just two, providing executives with a corporate-wide view of financial information a week and a half earlier than before.

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Global Headquarters ▶ Ross Systems, Inc. ▶ Two Concourse Parkway, Suite 800 ▶ Atlanta, GA 30328 ▶ USA
www.rossinc.com ▶ +1 770.351.9600

Jennmar Increases Productivity With Ross	Page 2

Jennmar implemented iRenaissance throughout its five manufacturing plants and corporate headquarters within just 12 months. Experiencing almost immediate success, the company has since completed another implementation in its steel processing plant in South Carolina and added additional modules and functionality to continue to increase business efficiencies.

“At Ross, we are aware that the needs of the metals industries are unique, and as such, these manufacturers require solutions designed to address specific industry requirements,” said Rick Marquardt, president of North American Operations at Ross. “iRenaissance enables our customers to track all business transactions, providing flexibility to companies like Jennmar to react to their changing business needs, establishing a foundation to support and grow their business while keeping a closer eye on the bottom line.”

Ross will be demonstrating its iRenaissance solution at the Stainless Steel World — America 2004 in Houston, on October 20-22. For more information, visit www.stainless-steel-world.net.

About Jennmar

Jennmar Corporation, based in Pittsburgh, offers coal and hard rock producers the industries finest, most technically advanced line of roof control products. Participating in various businesses related to the coal mining industry since 1922, the company shifted focus in 1972 to concentrate on the manufacture of roof support systems. Through continued company growth and innovation in the area of specialty bolt design and steel support systems, Jennmar has grown to become an internationally recognized corporation offering coal and hard-rock producers the industry’s finest, most technically advanced line of roof control products. The company has plants strategically located close to major mining customers in Pennsylvania, Virginia, Kentucky, West Virginia and Utah. A primary source among mine operators, the company prides itself on superior customer service, believing it doesn’t matter how good a product is if it’s not delivered on time.

About Ross Systems

Ross Systems, Inc., a software unit of chinadotcom corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, quarterly fluctuation of software product license revenue, weakening of customer demand for enterprise systems, maintenance of a minimal backlog, and uncertainty of demand for new product offerings. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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